UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
☐ Form 10-K    ☐ Form 20-F     ☐ Form 11-K
☑  Form 10-Q     ☐  Form 10-D     ☐ Form N-SAR     ☐ Form N-CSR

For Period Ended: June 30, 2008

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Commission file number 001-33192

www.bmhc.com

Building Materials Holding Corporation

Four Embarcadero Center, Suite 3200, San Francisco, CA 94111

(415) 627-9100

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Our February 2008 amended credit facility requires quarterly compliance with financial covenants including minimum net worth and minimum earnings before interest, taxes, depreciation and amortization as well as annual compliance with minimum interest coverage ratio. Due to lower than planned operating performance, as of June 2008 we anticipated that we would not be in compliance with the quarterly requirements for minimum net worth and minimum earnings before interest, taxes, depreciation and amortization and we advised our credit facility lenders of this anticipated failure to meet these covenants.

We completed initial negotiations with our credit facility lenders and received a temporary waiver of these covenant violations on August 8, 2008. As a result of the recent receipt of the temporary waiver, we are unable to complete and file our Form 10-Q on or prior to August 11, 2008. We expect to file our Form 10-Q for the period ended June 30, 2008 on August 14, 2008.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Paul S. Street	(415) 627-9100

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):

☑ Yes     ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion therefore:

☐ Yes     ☑ No

If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Building Materials Holding Corporation

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 11, 2008	/s/ Paul S. Street
Paul S. Street Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary